                                                                    NEWS RELEASE

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                        Third Quarter Results Reported By
                            Fantom Technologies Inc.
                             Also Declare Dividend


TORONTO, April 24, 2000 - Third quarter results were announced today by Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF). For the three months ended March 31, 2000 net income was $1.6 million or $0.18 per share (based on 9,099,181 shares outstanding) compared with $4.0 million or $0.44 per share (based on 9,008,802 shares outstanding) for the year-earlier period. Sales were $57.4 million compared with $65.6 million for the year-earlier period.

For the nine months ended March 31, 2000 net income was $8.5 million or $0.94 per share (based on 9,080,971 shares outstanding) compared with $10.9 million or $1.21 per share (based on 8,997,360 shares outstanding) for the year-earlier period. Sales were $175.3 million compared with $180.7 million for the year-earlier period.

Commenting on the Company's results, Fantom Technologies' President & CEO Allan Millman said, "The third quarter was a challenging period for the Company due to intensified competitive activity within the bagless segment of the vacuum-cleaner market. Several competitive bagless systems are now available and more introductions are expected in upcoming months. Despite the increasing competition, we were successful in expanding distribution during the quarter and our products are now featured across the United States at both Wal-Mart and Sam's Club.

"This is a period of transition for the Company. As our existing product line matures, we are preparing to introduce exciting new appliances that incorporate leading-edge, proprietary technology. It all begins this summer with the planned launch of our first water-treatment entry - the CALYPSO(TM) Microbiological Water Purifier. Both retailers and industry professionals are applauding this innovative, counter-top appliance. We intend to follow this, in late fall, with the introduction of a revolutionary line of floor-care products.

"Several other ground-breaking products are on the drawing boards, all of them originating from our collaborative R & D efforts with Omachron Technologies, Inc."

Fantom Technologies also announced today that its Board of Directors declared a quarterly cash dividend of 5 cents per share payable on June 30, 2000 to shareholders of record at the close of business on May 31, 2000.


About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Over the past five years, Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, sixty-nine utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "planned", "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

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

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

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                                                 Consolidated Statements of Income
---------------------------------------------------------------------------------------------------------------------------------
                                                         Nine Months Ended                         Three Months Ended
---------------------------------------------------------------------------------------------------------------------------------
                  March 31                      2000                 1999                    2000                 1999
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
Sales                                           $175,321,281          $180,748,331           $57,356,592          $65,628,821
---------------------------------------------------------------------------------------------------------------------------------
Cost of Goods Sold                              $111,757,579          $114,828,728           $37,601,964          $41,663,033
---------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                     $63,563,702           $65,919,603           $19,754,628          $23,965,788
---------------------------------------------------------------------------------------------------------------------------------
Selling, General & Administrative                $49,060,564           $47,371,735           $17,005,093          $17,084,328
---------------------------------------------------------------------------------------------------------------------------------
Research and Development Expense                  $1,044,552            $1,634,875              $108,249             $637,315
---------------------------------------------------------------------------------------------------------------------------------
Finance Charges                                     ($96,171)             ($40,087)              $55,940              $25,244
---------------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                              $13,554,757           $16,953,080            $2,585,346           $6,218,901
---------------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                    $5,012,000            $6,099,000              $952,794           $2,233,000
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                        $8,542,757           $10,854,080            $1,632,552           $3,985,901
---------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (Basic)                             $0.94                 $1.21                 $0.18                $0.44
---------------------------------------------------------------------------------------------------------------------------------
Average # of Shares Outstanding                    9,080,971             8,997,360             9,099,181            9,008,802
---------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (Fully-Diluted)                     $0.90                 $1.16                 $0.18                $0.42
---------------------------------------------------------------------------------------------------------------------------------

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

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

--------------------------------------------------------------------------------
                           Consolidated Balance Sheets
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                      March 31                         2000            1999
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Cash                                                $         -          $1,148
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Other Current Assets                                $70,279,259     $71,783,262
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Deferred Development Costs, Net of Amortization      $2,886,114      $1,639,016
--------------------------------------------------------------------------------
Property, Plant & Equipment at Cost                 $44,506,221     $34,190,818
--------------------------------------------------------------------------------
Less Accumulated Depreciation                       ($9,992,990)    ($6,668,393)
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Net Fixed Assets                                    $34,513,231     $27,522,425
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Total Assets                                       $107,678,604    $100,945,851
--------------------------------------------------------------------------------
Bank Indebtedness                                    $5,647,989              $0
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Other Current Liabilities                           $31,377,826     $37,984,563
--------------------------------------------------------------------------------
Deferred Income Taxes                                $3,702,116      $3,855,300
--------------------------------------------------------------------------------
Deferred Currency-Hedging Exchange Gains                     $0      $3,136,491
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Share Capital                                       $28,652,827     $27,910,287
--------------------------------------------------------------------------------
Retained Earnings                                   $38,297,846     $28,059,210
--------------------------------------------------------------------------------
Total Liabilities & Shareholders' Equity           $107,678,604    $100,945,851
--------------------------------------------------------------------------------

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

For more information, please contact:

Allan Millman                          Steve Doorey
President & CEO                        Vice President, CFO
416-622-9740 Ext. 232                  905-734-7476 Ext. 281

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